October 21, 2014

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom, Assistant Director

Dietrich King, Legal Branch Chief

Daniel Porco, Staff Attorney

Regarding:	Great American Group, Inc.

Registration Statement on Form S-1

Filed September 18, 2014

File No. 333-198814

Dear Ms. Ransom:

This letter is in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the Staff’s comment letter to the Great American Group, Inc. (the “Company”) dated October 8, 2014, with respect to the Registration Statement on Form S-1 (File No. 333-198814) filed by the Company on September 18, 2014 (the “Registration Statement”). For convenience, the text of the Staff’s comment appears below in boldface type, with the Company’s response immediately below the comment in regular type. Capitalized terms used in the Company’s response and not defined herein have the meanings given to them in the Registration Statement.

General:

Given the size of the offering relative to the number of shares presently outstanding held by non-affiliates, as well as the nature of the offering and identity of the selling shareholders, we are concerned that this transaction could be a primary offering on behalf of the registrant. Please provide us with a detailed analysis as to why the proposed offering is not a primary offering on your behalf and thus should be appropriately characterized as a transaction eligible to be made pursuant to Rule 415(a)(1)(i) under the Securities Act. We may have further comments after reviewing your response. Please refer to Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules, which can be found on our website, www.sec.gov.

Response:

The Company acknowledges the Staff’s comment, but for the reasons set forth below respectfully submits to the Staff that the offering contemplated by the Registration Statement is a valid secondary offering by or on behalf of the selling stockholders named therein that may be registered for resale on a continuous basis pursuant to Rule 415(a)(1)(i) promulgated under the Securities Act.

Background of the Private Placement

As described in the Registration Statement, on June 5, 2014 (the “PIPE Closing Date”), the Company closed the Private Placement pursuant to which it issued and sold to investors (the “Investors”) an aggregate of 10,289,300 shares of the Company’s common stock (collectively, the “Private Placement Shares”), at a purchase price of $5.00 per share (“Price Per Share”), in a private placement offering commonly known as a “PIPE.” The Private Placement was completed pursuant to the terms and provisions of the Securities Purchase Agreement entered into among the Company and the Investors on May 19, 2014 (the “Purchase Agreement”). The Price Per Share was the result of arms-length negotiations between the Company and the Investors. The Investors primarily responsible for negotiating the Price Per Share were sophisticated institutional investors (the “Institutional Investors”). The Price Per Share represented a 19% premium to the last reported sales price of the Company’s common stock as of closing on May 19th ($4.20 on a post 1-for-20 reverse-split basis).

At the closing of the Private Placement on June 5, 2014, the Company received aggregate gross proceeds of approximately $51.4 million. The Company used approximately $30 million of the net proceeds from the Private Placement to repay certain indebtedness and expects to use all remaining net proceeds for working capital and general corporate purposes.

On June 18, 2014 (“Acquisition Closing Date”), the Company completed the acquisition of B. Riley and Co., Inc. (“BRC”) pursuant to the terms of the Acquisition Agreement (the “Acquisition Agreement”), dated as of May 19, 2014, by and among the Company, Darwin Merger Sub I, Inc., a wholly owned subsidiary of the Company, B. Riley Capital Markets, LLC, a wholly owned subsidiary of the Company (“BCM”), BRC, B. Riley & Co. Holdings, LLC (“BRH”), Riley Investment Management LLC (“RIM,” and collectively with BRC and BRH, the “B. Riley Entities”) and Bryant Riley, a director of the Company and principal owner of each of the B. Riley Entities.

Prior to and after the Acquisition, each of the Company and BRC were and are operating businesses with meaningful revenues, lengthy operating histories and adequate cash and assets to sustain their operations indefinitely.

The total preliminary purchase price for the B. Riley Entities was $21.0 million, which was paid in the form of 4,191,512 newly issued shares of the Company’s common stock (“Acquisition Shares”). The number of Acquisition Shares and the deemed $5.00 value were based on arms-length negotiation between the Special Committee of the Board of Directors of the Company and the principals of the B. Riley Entities, which pricing is consistent with the Price Per Share simultaneously negotiated with the Institutional Investors on behalf of the Investors. The number of shares issued to the B. Riley Entities’ owners was fixed and not subject to an adjustment based upon the subsequent trading price of the Company’s stock. The Company obtained a fairness opinion from an independent valuation firm which indicated that the value obtained by the Company from the Acquisition is greater that the value paid by the Company (i.e., the price paid in the Acquisition was fair to the Company and its stockholders).

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Although 38 of the selling stockholders are affiliates of a broker-dealer, they are affiliates of a broker-dealer solely because they are employees, officers or directors of the Company (the “Employee Holders”), a division of which is a broker-dealer.

On June 5, 2014, the Company entered into the Registration Rights Agreement (the “Registration Rights Agreement”) with the Investors and certain parties to the Acquisition Agreement, and the shares of the Company’s common stock (“Shares”) purchased or acquired by them, as applicable, became subject to the Registration Rights Agreement. As required by the Registration Rights Agreement, the Company filed the Registration Statement on September 18, 2014. The Shares subject to the Registration Statement have been subject to market risk since the PIPE Closing Date and Acquisition Closing Date, respectively.

As of the closing of the Acquisition, there were 15,977,482 Shares, which number includes the 10,289,300 Private Placement Shares and the 4,191,512 Acquisition Shares (the Private Placement Shares and the Acquisition Shares together, the “Shares to be Registered”).

Rule 415 Analysis

Rule 415(a)(1)(i) promulgated under the Securities Act provides that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities “which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.” In other words, Rule 415(a)(1)(i) permits an issuer to register securities to be sold on a delayed or continuous basis by selling stockholders in a secondary offering.

In the event an offering purported to be a secondary offering is re-characterized as a primary offering on behalf of the issuer, (i) the offering would have to be made on a fixed price basis and the selling stockholders would be unable to sell their securities at prevailing market prices, (ii) the selling stockholders may be deemed to be “underwriters” with respect to the offering, and as a result, exposed to potential liabilities under Section 11 of the Securities Act and (iii) in accordance with the Staff’s long-standing interpretive position, Rule 144 promulgated under the Securities Act would never be available to the selling stockholders to effect resales of their securities. In this regard, and as noted by the Staff in Securities Act Rules Compliance and Disclosure Interpretation 612.09 (“C&DI 612.09”), the Staff’s interpretation of the availability of Rule 415(a)(1)(i) can have a significant impact on the ability of smaller public companies, such as the Company, to raise capital and on the ability of a selling stockholder to effect resales of its securities.

In C&DI 612.09, the Staff recognized the importance of the characterization of an offering as a primary or secondary offering and identified the relevant factors to be considered in analyzing the characterization of an offering. C&DI 612.09 provides as follows:

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“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 “public float” test for a primary offering, or because Rule 415(a)(1)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to (i) how long the selling shareholders have held the shares, (ii) the circumstances under which they received them, (iii) their relationship to the issuer, (iv) the amount of shares involved, (v) whether the sellers are in the business of underwriting securities, and finally, (vi) whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (emphasis added)

The Company has reviewed the factors set forth in C&DI 612.09 and analyzed each of those factors as applied to the Shares to be Registered, which analysis is set forth below. Based on the Company’s consideration of the totality of the facts and circumstances applicable to the Shares to be Registered and each of the factors set forth in C&DI 612.09, the Company believes that the proposed resale of the Shares to be Registered by the selling stockholders as contemplated by the Registration Statement should be characterized as a secondary offering, and that all of the Shares to be Registered can be registered for resale by the selling stockholders pursuant to Rule 415(a)(1)(i).

(a)	How long the selling stockholders have held the Shares.

Presumably, the longer the Shares have been held, the less likely it is that the selling stockholders are acting as a mere conduit for the issuer. In this case, 139 days have passed since the PIPE Closing Date and 126 days have passed since the Acquisition Closing Date. During such time and until the Registration Statement is declared effective, the selling stockholders have borne and continue to bear market risk for the Shares to be Registered. While four of the selling stockholders transferred their Private Placement Shares, all such transfers were to an affiliate of the initial purchaser. The Company is not aware of any other sales or transfers of the Shares to be Registered. Several of the selling stockholders, including certain of the Institutional Investors, have owned Shares for a long period of time prior to acquiring the Private Placement Shares. This evidences a long-term investment intent by investors who are not motivated by a desire for immediate trading profits. Further, for the reasons discussed below, the Company does not expect substantial resales of the Shares to be Registered to occur in the near future.

•	The Shares Historically Traded in Low Volumes: Although the Shares are quoted on the OTC Bulletin Board, the trading volume of the Shares has historically been very low. According to Yahoo! Finance, the three-month average daily trading volume of the Company’s common stock as of October 10, 2014, was 1,088 Shares. The Company respectfully submits that the selling stockholders’ ability to resell the Shares to be Registered will be severely limited because the market simply could not absorb such sales, even if such Shares are registered. For example, if the selling stockholders were to attempt to liquidate their positions in the Shares to be Registered in the open market, and assuming that no other person sold any Shares, it would take them approximately 53 years to sell the Shares to be Registered at the current daily trading volume. Given the length of time it would take the selling stockholders to liquidate their positions, it is not credible to conclude that they have purchased or acquired the Shares to be Registered for the purpose of quickly exiting their positions. In this situation, common in many PIPE transactions, the concept that the selling stockholders have “freely tradable” shares is more theoretical than real. For all practical purposes, the selling stockholders are largely prevented from liquidating substantial portions of their investments for the near future, regardless of whether the Shares to be Registered are registered.

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•	Rule 144 Holding Period: Rule 144 creates a safe harbor from the Section 2(a)(11) definition of “underwriter” which includes, among other conditions, a 6-month holding period. A person satisfying the applicable conditions of the Rule 144 safe harbor is deemed not to be engaged in a distribution of the securities and therefore not an underwriter of the securities for purposes of Section 2(a)(11). In this instance, most of the selling stockholders have held the Shares to be Registered for approximately four and one-half months which is approaching the length of time required for the Rule 144 exemption. The length of time which the Shares to be Registered have been held alone suggests that the selling stockholders are not, and should not be deemed, underwriters for purposes of the Registration Statement.

•	Representations Made by Each of the Selling Stockholders: Each of the selling stockholders represented to the Company in the Purchase Agreement or in the Acquisition Agreement, as applicable, that it acquired the Shares to be Registered upon the closing of the Private Placement or the Acquisition, as applicable, for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof in violation of applicable securities laws. Each of the selling stockholders further represented that, as of the PIPE Closing Date or the Acquisition Closing Date, as applicable, it did not have any agreement or understanding, directly or indirectly, with any person to distribute any of the Shares it purchased in the Private Placement or acquired pursuant to the Acquisition, as applicable.

Moreover, the Company notes that there is no mandatory holding period for a PIPE transaction such as the Private Placement to be characterized as a valid secondary offering. As a result, the 139-day period that has already elapsed since the PIPE Closing Date and the additional future period that the Company expects to elapse before resales of the Shares to be Registered are permitted to be sold under the Registration Statement is substantially longer than the holding period required by the Staff for a valid PIPE transaction. As noted by the Staff in Securities Act Forms Compliance and Disclosure Interpretation 116.19 (“C&DI 116.19”), a valid secondary offering could occur immediately following the closing of a private placement. C&DI 116.19 provides as follows:

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“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement. The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPE analysis applies to the convertible security, not to the underlying common stock. There can be no conditions to closing that are within an investor’s control or that an investor can cause not to be satisfied. For example, closing conditions in capital formation transactions relating to the market price of the company’s securities or the investor’s satisfactory completion of its due diligence on the company are unacceptable conditions. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”

The Company believes this concept conforms to the custom and practice in the PIPE market. In many PIPE transactions, a registration statement is required to be filed shortly after closing (often 30-45 days) and declared effective shortly after filing (often 90-150 days after closing). The Company is not aware that the Staff has taken the position that the period of time elapsing between closing and registration has raised concerns about whether the offering is a valid secondary offering, and the Company believes such a position would be inconsistent with C&DI 116.19. The Company also notes that there are many reasons, other than to effect an immediate resale, why investors may prefer securities to be registered, including that: (i) some private investment funds are required to mark their portfolios to market and if portfolio securities are not registered, such investors are required to mark down the book value of those securities to reflect an illiquidity discount and (ii) not registering the shares would prevent investors from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their original investment determination about the issuer.

The Investors have borne the investment risk of such Shares for the 139-day period that has elapsed since the PIPE Closing Date and will continue to bear this investment risk for the substantial additional future period that the Company expects will elapse before the Investors make significant resales of such Shares. According to Yahoo! Finance, the Shares have traded at prices ranging from $0.201 to $11.60 in the 52-week period ending on October 7, 2014, and have traded at a price ranging from $0.202 to $10.40 during the period beginning on May 19, 2014, the date of the Purchase Agreement, and ending on October 10, 2014. Given this historical and continuing volatility of the market price of the Shares, the selling stockholders have, and have had since their purchase of the Private Placement Shares, no assurance that the Private Placement Shares could be resold at a profit, and have therefore taken significant investment risk in purchasing such Private Placement Shares. The willingness of the selling stockholders to participate in the Private Placement with the knowledge that they may not be able to exit their positions at a profit and that their ability to fully exit their positions would likely be restricted for an extended period of time provides evidence that they purchased such Shares with the intent to invest (and not with the intent to effect a distribution, as an underwriter would have).

1 As adjusted for the reverse stock split.

2 As adjusted for the reverse stock split.

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The factors discussed above, including the length of time that has elapsed since the Shares to be Registered were originally issued to the selling stockholders and the length of time that is expected to elapse before the Shares to be Registered become saleable in the public market, support the conclusion that the offering pursuant to the Registration Statement is a valid secondary offering.

(b)	The circumstances under which the selling stockholders received the Shares.

The selling stockholders acquired the Shares to be Registered through privately negotiated transactions, completed at arms-length, after months of negotiation, and for a premium to the then-current market price for the Shares. The circumstances more closely resemble an investment than an underwritten public offering. The Investors engaged in significant negotiations with the Company over the terms of the Purchase Agreement and the Price Per Share and the selling stockholders selling the Acquisition Shares engaged in negotiations regarding the terms of the Acquisition Agreement. Indicative of the very real negotiations, certain potential investors determined that they did not find the terms of the Private Placement suitable and the Company sought and found others which took their place in order to raise the desired sum. The selling stockholders agreed to acquire the Shares to be Registered for a 19% premium over the pre-announcement trading price of the Shares. By paying a premium for their Shares to be Registered, the selling stockholders displayed confidence in the long-term prospects of the Company that belies any inference of a plan to engage in a distribution inconsistent with securities laws.

The Shares to be Registered held by the selling stockholders are, and at all times have been, restricted Shares that could not have been, and may not be, offered or sold absent registration or an applicable exemption from the registration requirements under the Securities Act. As noted above, the selling stockholders each represented to the Company that such selling stockholder acquired its Shares to be Registered for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof in violation of applicable securities laws. Each of the selling stockholders further represented that, as of the PIPE Closing Date or the Acquisition Closing Date, as applicable, it did not have any agreement or understanding, directly or indirectly, with any person to distribute any of the Shares to be Registered. Nothing suggests that such representations are false.

The Shares issued in the Private Placement were issued and sold to the selling stockholders in an arms-length private placement transaction that complied in all respects with C&DI 116.19, Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. As described above, the selling stockholders have represented to the Company that they have acquired the Shares to be Registered without a view towards, or for resale in connection with, the public sale or distribution thereof in violation of applicable securities laws. The Company is not aware of any evidence that would indicate that these representations were false. The gross cash proceeds from the Company’s sale of the Shares issued upon the closing of the Private Placement, less certain fees incurred by the Investors, went directly to the Company. None of the selling stockholders or any affiliates of the Company received or will receive any compensation from the Company pursuant to the Private Placement. Additionally, as set forth in the Registration Statement, the Company will not receive any proceeds from the resale of Shares to be Registered under the Registration Statement, but rather the selling stockholders will receive all such proceeds.

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Other than the Registration Rights Agreement, the Company has no contractual relationship with any of the selling stockholders that would control the timing, nature and amount of resales of the Shares to be Registered or whether such Shares to be Registered are ever resold under the Registration Statement. The existence of the Registration Rights Agreement is not, in and of itself, evidence of an intent on the part of the selling stockholders to sell their Shares to be Registered, much less to sell or distribute the Shares to be Registered on behalf of the Company. As noted above, there are a number of reasons, other than to effect an immediate sale, why investors prefer that their shares be registered.

Importantly, the registration of the Shares to be Registered was a contractual obligation of the Company following the selling stockholders’ payment of the full purchase price for the Shares issued in the Private Placement and the closing of the Acquisition, not a condition precedent thereto. As a result, as noted above, the selling stockholders have borne, and continue to bear, the risk that the Company fails or is unable to register the common stock, as well as other risks attendant to share ownership, including that the market price of the Company’s common stock could fall. These market risks, to which the selling stockholders became subject upon the closings of the Private Placement and the Acquisition, further support that the offering being registered by the Registration Statement is not being made by or on behalf of the Company or with the intent to effect a distribution.

The Company is not aware of any evidence that any agreement or understanding exists among the selling stockholders to effect a distribution of the Shares to be Registered. In fact, each selling stockholder has represented to the Company that it does not have any agreement or understanding, directly or indirectly, with any person to distribute any such Shares in violation of applicable securities laws. Under the present circumstances, it would not be practicable to expect that the selling stockholders would be able to effect a distribution of the Shares to be Registered, even if they desired to do so, as such a distribution would require that the 53 selling stockholders, many of which are completely unrelated to each other, collude in contravention of express representations each has made in the Purchase Agreement and the Acquisition Agreement.

Additionally, there is no evidence that a distribution would occur if the Registration Statement were to be declared effective. Rule 100(b) of Regulation M promulgated under the Exchange Act, as amended, defines the term “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” Accordingly, the mere size of an offering does not make a proposed sale a distribution; rather, special selling efforts and selling methods must be employed before an offering can constitute a distribution. In this case, the Company has not, and is not aware that the selling stockholders have, conducted any road shows or taken any other actions to condition the market for their Shares to be Registered. Moreover, the Company only engaged in a confidential road-show limited to accredited investors and institutional investors prior to signing the Purchase Agreement.

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The combination transaction which effected the Acquisition is not of the sort used to effect a reverse initial public offering. Neither BRC nor the Company is a shell company under Rule 405 of the Securities Act. In fact, both BRC and the Company had, and continue to have, substantial ongoing businesses with meaningful revenues, lengthy operating histories and adequate cash and assets to sustain their operations indefinitely.

As a result, the circumstances under which the selling stockholders received the Shares in the Private Placement and the Acquisition further support that the offering for resale of the Shares to be Registered by the selling stockholders under the Registration Statement is a secondary offering and not a primary offering.

(c)	The selling stockholders’ relationship to the Company.

The selling stockholders are comprised of external investors, including the Institutional Investors, as well as employees, officers and directors of the Company.

As previously noted, the Institutional Investors were principally responsible for the negotiation of the Purchase Agreement and Registration Rights Agreement on behalf of the Investors. They are not affiliates of the Company nor are they represented on the Company’s Board of Directors. Rather, they are large institutional investors who were represented by inside or outside counsel throughout the negotiations and which are purely financial investors. Negotiations with these Institutional Investors were the primary means of determining pricing.

Many of the selling stockholders, including certain of the Institutional Investors such as Elliott International, L.P. and Lloyd I. Miller, III, among others, have held significant numbers of Shares prior to the Private Placement. That such sophisticated holders purchased the Private Placement Shares in addition to the Shares they already owned is further evidence that these are strategic long-term investors, making a long-term investment in the Company and they are not motivated to liquidate the Shares to be Registered as quickly as possible for profit.

The Company’s policies prohibit employees and directors from hedging or short-selling the Company’s equity. The Company has no reason to believe that any of the selling stockholders, including the Institutional Investors, have engaged in any such market risk minimization.

As noted by the Staff in Securities Act Forms Compliance and Disclosure Interpretation 212.15 (“C&DI 212.15”) “aside from parents and subsidiaries, affiliates of issuers are not necessarily treated as being the alteregos of the issuers. Under appropriate circumstances, affiliates may make offerings which are deemed to be genuine secondaries.” Although certain selling stockholders are employees, officers or directors of the Company, C&DI 212.15 makes clear that such selling stockholders may be permitted to make a secondary offering. In this instance, the selling stockholders who are employees, officers or directors purchased the Private Placement Shares or acquired the Acquisition Shares in their individual capacity and should be treated as any other ordinary accredited investor would under similar circumstances.

Therefore, the Company believes that this factor also suggests that offering the Shares to be Registered for resale by the selling stockholders under the registration statement is a secondary offering rather than a primary offering.

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(d)	Amount of Shares being registered.

At the outset, it is important to note that the amount of Shares involved in an offering is only one of several factors cited in C&DI 612.09 to be considered in applying Rule 415(a)(1)(i). A disproportionate focus on the number of Shares being registered is inconsistent with C&DI 612.09 and the facts and circumstances surrounding transactions like the Private Placement.

The ability to effect a secondary offering under Rule 415(a)(1)(i) depends on whether the offering is made by selling stockholders or deemed to be made by or on behalf of the issuer. To reach a conclusion that an offering is being made on behalf of an issuer, it must first be concluded that the selling stockholders are seeking to effect a distribution of the applicable Shares. If the primary concern, as it must be, is that a distribution is taking place, then the number of Shares being registered should be one of the least important factors in the analysis. Clearly, an illegal distribution of Shares can take place when the amount of Shares involved is even a small number and, conversely, a valid secondary offering can take place when the amount of Shares involved is a large percentage of the issuer’s outstanding capital stock. Moreover, reducing the number of Shares being registered would not change the circumstances of a proposed offering. If the selling stockholders are acting as a mere conduit for the issuer, then reducing the number of Shares being sold would not change the investment intent of the selling stockholders or their ability to effect a distribution if, in fact, that was their intent.

A focus on the number of Shares being registered in relation to the issuer’s outstanding Shares or public float in determining whether an offering is a primary or a secondary offering would have a disproportionate impact on smaller public companies that often have more limited options to raise funds. As a result, a focus on the number of Shares being registered by smaller companies seems inconsistent with the Commission’s public commitment to small business issuers. Further, the enactment of the Jumpstart Our Business Startups Act in 2012 demonstrates that Congress is focused on making access to the capital markets easier, not harder, for smaller companies.

The Company acknowledges the large number of shares of common stock covered by the Registration Statement relative to the public float of the Company’s common stock, but respectfully submits to the Staff that the number of shares being registered is merely a mathematical result of the size of the investment, the price per share of the common stock and the Company’s market capitalization, rather than an indicator of a primary public offering. The price at which the Company sold or issued, as applicable, its shares of common stock in the Private Placement and the Acquisition, as applicable, was primarily the result of the Company’s stock price at the time of the negotiation of the terms of the transaction. The large number of shares of common stock that the Company now proposes to register is not indicative of an intent to distribute by the selling stockholders. Rather, it is indicative of the size, nature and terms of the Private Placement and the Acquisition, as applicable, in which such Shares were sold and/or issued by the Company.

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The Company understands that the Staff looks more closely at a secondary offering seeking to register more than approximately one-third of the issuer’s public float, in order to examine whether the secondary offering might be a “disguised” primary offering for Rule 415 purposes. However, the Company further understands that this one-third test is intended to be a mere screening tool and is not intended to substitute for an analysis of the factors cited in C&DI 612.09 that are discussed above and below. As set forth in this analysis, each of these other factors supports the conclusion that the Private Placement was a valid private placement in which the selling stockholders acquired the Shares as an investment subject to substantial and material market risk and that the offering of the Shares to be Registered for resale by the selling stockholders pursuant to the Registration Statement constitutes a valid secondary offering. In addition, and as previously noted, both BRC and the Company are actual operating businesses.

Moreover, the Company notes to the Staff that the proposed registration is not of the type about which the Staff has normally raised concerns under Rule 415, such as “toxic” or “death spiral” PIPE transactions. In such a “toxic” or “death spiral” PIPE transaction, an issuer would commit to issuing convertible securities with a conversion price that floats in accordance with the market price of the underlying common stock, such that, if the stock price subsequently fell, significant blocks of stock would be issued. The proposed offering can be easily distinguished from such “toxic” or “death spiral” PIPE transaction for a number of reasons, the most important of which is that the Shares to be Registered are not convertible securities and the Company has no existing outstanding warrants or options. In addition, the full purchase price for the Shares has been fully paid by each of the Investors and no Investor has any right to a reduction in the purchase price that it paid for the Shares or to acquire additional shares based upon a decline in the market price of the Company’s common stock. As a result, the terms of the Private Placement and the Shares issued thereunder do not contain any of the “toxic” or “death spiral” features that have been identified by the Staff as causing concern in PIPE transactions.

The Company further submits that limiting resale offerings to those involving one-third or less of an issuer’s public float seems to contradict other interpretative positions of the Staff. For example, the Staff’s Securities Act Rules Compliance and Disclosure Interpretation 612.12 (“C&DI 612.12”) describes a scenario in which a holder of well over one-third of the issuer’s outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part, as follows:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

In addition, the Staff’s Securities Act Forms Compliance and Disclosure Interpretation 216.14 (“C&DI 216.14”), regarding the use of Form S-3 to effect a secondary offering, provides as follows:

“Secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 [relating to secondary offerings], even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.” (emphasis added)

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These interpretive positions make clear that the amount of securities offered, whether by an affiliate or otherwise, is not the determinative factor when considering whether an offering is properly characterized as a secondary offering. In fact, these interpretative positions indicate that the number of securities being registered is only relevant where the other facts “clearly indicate” that the offering is not a secondary offering. In this case, as described in the analysis above and below, the other facts regarding the Private Placement, the Acquisition and the selling stockholders indicate that the offering of all of the Shares to be Registered for resale by the selling stockholders pursuant to the Registration Statement is properly characterized as a secondary offering permitted under Rule 415(a)(1)(i).

(e)	Whether the selling stockholders are in the business of underwriting securities.

The selling stockholders are comprised of individuals and private investment funds. The Company has been advised that none of the selling stockholders is a broker-dealer. One of the selling stockholders is an affiliate of a broker-dealer other than the Company, and the Employee Holders are affiliates of broker-dealers as a result of their relationship with the Company, a division of which is a broker-dealer. To the Company’s knowledge, none of the selling stockholders are in the business of underwriting securities.

Section 2(a)(11) of the Securities Act defines an underwriter as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking …” As noted above, each of the selling stockholders, including those that indicated they are an affiliate of a broker-dealer, made specific representations to the Company in the Purchase Agreement that such selling stockholder was acquiring the Shares issued in the Private Placement or pursuant to the Acquisition in the ordinary course of business for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof in violation of applicable securities laws, and that such selling stockholder did not have any agreement or understanding, directly or indirectly, with any person to distribute any of such Shares in violation of applicable securities laws. There is no evidence to suggest that any of these representations were false. Moreover, it is important to note that although many of the selling stockholders are affiliates of a broker-dealer, nearly all of those which are affiliates of a broker-dealer are only affiliates of a broker-dealer because of their professional relationship with the Company. Furthermore, while such selling stockholders are affiliates of a broker-dealer in a professional capacity, they are not in the business of underwriting in their personal capacity. Such selling stockholders acquired their Shares in their personal, rather than professional, capacity. Moreover, employees, officers and directors of a broker-dealer should not be prejudiced in seeking to benefit from the appreciation of their employer’s equity as a result of their labor when a similarly situated employee of a non-broker-dealer would not be so prejudiced.

In sum, there is no distribution of Shares by the selling stockholders on behalf of an issuer, there is no underwriting and the selling stockholders should not be characterized as underwriters within the meaning of the Securities Act. Further, as mentioned above, the actual issuance of the Shares to be Registered is not and has not been conditioned upon the prior effectiveness of the Registration Statement or otherwise on the selling stockholders’ respective abilities to resell any of the Shares to be Registered.

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Accordingly, the Company believes that none of the characteristics commonly associated with acting as an underwriter are present with respect to the selling stockholders in the Private Placement or the Acquisition.

(f)	Whether under all the circumstances it appears that the selling stockholders are acting as a conduit for the Company.

Based on the foregoing analysis and the totality of the facts and circumstances, the Company believes that the facts do not support the determination that the selling stockholders are acting as a conduit for the Company in connection with the offering of the Shares to be Registered for resale under the Registration Statement. The selling stockholders have represented their investment intent and disclaimed any intent to illegally distribute the Shares to be Registered and the Company is not aware of any evidence that would suggest that any of the selling stockholders is acting, individually or together, to effect a distribution of the Shares to be Registered. The Company believes that the following factors particularly support this conclusion: (i) the selling stockholders acquired the Shares to be Registered at a premium to the pre-announcement trading price; (ii) the selling stockholders have borne and continue to bear the full investment and market risk of their investment in the Company, including investments which predate the Private Placement; (iii) the Company believes that none of the selling stockholders has engaged in any market risk minimization strategies with respect to the Shares to be Registered; (iv) the selling stockholders are not in the business of underwriting securities and have represented that they purchased the Shares issued in the Private Placement or acquired pursuant to the Acquisition Agreement for their own accounts and not for the purposes of distribution; (v) neither BRC nor the Company were or are a shell company as defined under Rule 405 of the Securities Act; (vi) the selling stockholders did not receive any placement fees or commissions from the Company in connection with the Private Placement; (vii) the selling stockholders will collect all proceeds in connection with any future resales of the Shares to be Registered; (viii) although the Registration Statement covers what may seem to be a large number of shares relative to the Company’s outstanding common stock, such large number of shares does not necessarily indicate, and in this instance, does not indicate, a primary offering; and (ix) the selling stockholders have held the Shares for 139 and 126 days, respectively, and given the trading volume of the Company’s common stock, it seems unlikely that significant resales of the Shares to be Registered will occur in the near future.

For all of the reasons set forth above, and under the totality of the circumstances, the Company respectfully submits to the Staff that the proposed resale of shares by the selling stockholders as contemplated by the Registration Statement should appropriately be characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i) under the Securities Act.

* * * * * * *

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We appreciate your time and attention to the response to the Staff’s comment set forth in this letter. Please direct any comments or inquiries regarding the foregoing to me at (818) 746-9194 or pahn@greatamerican.com or to Scott Stanton at (858) 720-5141 or SStanton@mofo.com.

Very truly yours,

/s/ Phillip Ahn
Name: Phillip Ahn

Title: Chief Financial Officer and Chief Operating Officer

cc:	Scott M. Stanton, Esq., Morrison & Foerster LLP

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October 21, 2014

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara L. Ransom, Assistant Director

Dietrich King, Legal Branch Chief

Daniel Porco, Staff Attorney

Regarding:	Great American Group, Inc.

Registration Statement on Form S-1

Filed September 18, 2014

File No. 333-198814

Dear Ms. Ransom:

On behalf of Great American Group, Inc. (the “Company”), we are responding to the comment letter, dated October 8, 2014, from the Staff (the “Staff”) of the Securities and Exchange Commission regarding the above-referenced Registration Statement on Form S-1 (File No. 333-198814) filed by the Company on September 18, 2014 (the “Registration Statement”).

The Company hereby makes the following acknowledgements in connection with its response to the comments of the Staff to the Registration Statement:

•    the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•   Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•   the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or inquiries regarding the foregoing to me at (818) 746-9194 or pahn@greatamerican.com.

Very truly yours,

/s/ Phillip Ahn
Name: Phillip Ahn
Title: Chief Financial Officer and Chief Operating Officer

cc:	Scott M. Stanton, Esq., Morrison & Foerster LLP